Exhibit 99.1
Pagaya Announces Strategic Actions to Enhance Marketability of its Stock, Strong Financial Outperformance in 4Q23 and FY23

•Announces intent to elect to voluntarily file on U.S. domestic issuer forms with the SEC beginning with its Q1 2024 results and establish its global headquarters in New York City
•Announces plans for a reverse split of its ordinary shares expected in Q1 2024, approved by its Board of Directors for a range between 1-for-10 to 1-for-15, subject to shareholder approval
•Expects preliminary full-year 2023 Network Volume and Adjusted EBITDA to exceed the high end of full-year 2023 outlook ranges, and expects preliminary Total Revenue and Other Income to be in line with full-year 2023 outlook range

New York, NY – January 16, 2024 – Pagaya Technologies Ltd. (NASDAQ: PGY) (“Pagaya”, the “Company” or “we”), a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, today announced several initiatives to enhance the marketability of its stock and provide increased disclosure and transparency of its business and performance, including its intent to elect to voluntarily file on U.S. domestic issuer forms with the Securities and Exchange Commission (“SEC”) beginning with its first quarter 2024 results, as well as relocate its corporate headquarters to New York City. In addition, the Company’s Board of Directors approved a proposal, to be submitted to shareholders for approval at a special meeting, to authorize the Board to effect a reverse split (the “Reverse Split”) of its ordinary shares, at a proposed range between 1-for-10 and 1-for-15. The Reverse Split is expected to be effected in the first quarter of 2024, with the final ratio to be determined by the Board after shareholder approval. The Company also today announced expectations for certain preliminary, unaudited financial results for the year ended December 31, 2023, with its final fourth quarter and full-year 2023 results expected to be announced on February 21, 2024.

“Our preliminary results for full-year 2023 demonstrate the strength of our powerful two-sided network and differentiated product offerings for lenders and investors,” said Gal Krubiner, co-founder and CEO of Pagaya Technologies. “As we continue on our journey as a public company, we are implementing several strategic actions to improve our stock’s marketability, further aligning our business with U.S. capital market practices and bolstering our ability to enhance long-term shareholder value. These actions include enhancing disclosure of our business and performance on a quarterly and annual basis, relocating our global headquarters to the U.S. and a proposal to execute a reverse split of our ordinary shares. We look forward to discussing these details further during our upcoming earnings conference call in February.”

Preliminary Fiscal Year 2023 Financial Results

•Full-year 2023 Network Volume expected to exceed the high end of the Company’s previously announced outlook range of $8.0 billion to $8.2 billion;
•Full-year 2023 Total Revenue and Other Income expected to be in line with the Company’s previously announced outlook range of $800 million to $825 million; and

•Full-year 2023 Adjusted EBITDA expected to exceed the high end of the Company’s previously announced outlook range of $65 million to $75 million.

The preliminary 2023 financial information presented in this press release has not been audited and is subject to change. The Company’s expects to announce its final fourth quarter and full-year 2023 financial results before market open on Wednesday, February 21, 2024.

Voluntarily elect to file on U.S. domestic issuer forms, relocate global HQ to NYC

The Company is also announcing that, beginning with the Company’s earnings release for the quarter ending March 31, 2024 (expected to be issued in May 2024), it expects to begin filing on U.S. domestic issuer forms, including Forms 10-Q, 10-K, and 8-K, with the SEC on a voluntary basis as a foreign private issuer. Pagaya also plans to relocate its corporate headquarters to its current New York City office in the first quarter of 2024, as the U.S. is where it conducts its business, generates the majority of its revenue, and where all of its lending partners are domiciled. The Company believes these actions will further enhance transparency of its business and results and provide consistency and comparability with other U.S. public companies, while also increasing the likelihood of its inclusion in U.S. equity indices.

Plans for a Reverse Split of Ordinary Shares

Pagaya’s Board of Directors has approved a proposal, to be submitted to shareholders for approval at a special meeting, to authorize the Board to effect a reverse split of its ordinary shares. The reverse split proposal includes a proposed range between 1-for-10 and 1-for-15. The final ratio will be determined by the Board after shareholder approval.

The Company believes a reverse stock split will help facilitate a broader range of investment opportunities, including from potential strategic and/or institutional investors, as it allows the stock to exceed price thresholds for certain institutional investors and comply with minimum price criteria set forth by large U.S. equity indices.

Completion of the proposed Reverse Split is subject to market and other customary conditions, including obtaining shareholder approval. There are no assurances that the Reverse Split will be completed or that it will achieve its intended effects. Even after shareholder approval, the Board will reserve the right to elect not to proceed with the Reverse Split if it determines that implementing it is no longer in the best interests of the Company and its shareholders.

About Pagaya Technologies

Pagaya (NASDAQ: PGY) is a global technology company making life-changing financial products and services available to more people nationwide. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. For more information, visit pagaya.com.

Cautionary Note About Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “can,” “could,” “estimate,” “expect,” “intend,” “may,” “opportunity,” “future,” “strategy,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. All statements other than statements of historical fact are forward-looking statements, including statements regarding: the Company’s strategy and future operations, including the Company’s preliminary results for Network Volume, Total Revenue and Other Income and Adjusted EBITDA for the fourth quarter 2023 and full year 2023; the Company’s plan to relocate its headquarters; the Company’s intention to file on U.S. domestic issuer forms starting with the Company’s quarter ending March 31, 2024; the approval and implementation of a reverse share split; the ability of these aforementioned actions to help enhance transparency of the Company’s business and provide consistency and comparability with other U.S. public companies, while also potentially increasing the likelihood of its inclusion in U.S. equity indices; and the ability of a reverse split of the Company’s ordinary shares to help facilitate a broader range of investment opportunities. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and assumptions include factors relating to: the Company's ability to attract new partners and to retain and grow its relationships with existing partners to support the underlying investment needs for its securitizations and funds products; the need to maintain a consistently high level of trust in its brand; the concentration of a large percentage of its investment revenue with a small number of partners and platforms; its ability to sustain its revenue growth rate or the growth rate of its related key operating metrics; its ability to improve, operate and implement its technology, its existing funding arrangements for the Company and its affiliates that may not be renewed or replaced or its existing funding sources that may be unwilling or unable to provide funding to it on terms acceptable to it, or at all; the performance of loans facilitated through its model; changes in market interest rates; its securitizations, warehouse credit facility agreements; the impact on its business of general economic conditions, including, but not limited to rising interest rates, inflation, supply chain disruptions, exchange rate fluctuations and labor shortages; the effect of and uncertainties related to the COVID-19 pandemic (including any government responses thereto); its ability to realize the potential benefits of past or future acquisitions; anticipated benefits and savings from our recently announced reduction in workforce; changes in the political, legal and regulatory framework for AI technology, machine learning, financial institutions and consumer protection; the ability to maintain the listing of our securities on Nasdaq; the financial performance of its partners, and fluctuations in the U.S. consumer credit and housing market; its ability to grow effectively through strategic alliances; seasonal fluctuations in our revenue as a result of consumer spending and saving patterns; pending and future litigation, regulatory actions and/or compliance issues including with respect to the merger with EJF Acquisition Corp.; and other risks that are described in and the Company’s Form 20-F filed on April 20, 2023 and subsequent filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company's views with respect to future events as of the date hereof and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. The forward-looking statements are made as of the date hereof, reflect the Company’s current beliefs and are based on information currently available as of the date they are made, and the Company assumes no obligation and does not intend to update these forward-looking statements.

Preliminary Financial Information

The preliminary financial information presented in this press release are based on management’s preliminary, unaudited analysis of financial results for the three months and year ended December 31, 2023 as of the date of this release and subject to change as a result of the completion of the Company’s standard financial and operating closing procedures and customary audit procedures. As of the date of this press release, the Company has not completed its financial statement closing process for the three months and year ended December 31, 2023, and the company’s independent registered accounting firm has not audited the preliminary financial data discussed in this press release. As we complete our quarter and year end close process and finalize our financial statements for the quarter, it is possible that we may identify items that require adjustments to the preliminary financial information set forth above, and those changes could be material. We do not intend to update this preliminary financial information prior to the release of final fourth quarter and full year results in February 2024. As a result, the preliminary financial information above constitute forward-looking information and are subject to risks and uncertainties, including possible adjustments, which may cause the Company’s actual results to be different from those set forth above and the differences could be material. Accordingly, you should not place undue reliance on this preliminary financial information.

Non-GAAP Financial Measures

This press release references the following non-GAAP financial measures: Adjusted EBITDA. See our Q3 2023 earnings release press release posted on our Investor Relations website for information regarding non-GAAP financial measures. We do not provide a reconciliation for non-GAAP estimates on a forward-looking basis where we are unable to provide a meaningful calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various items that would impact the most directly comparable forward-looking U.S. GAAP financial measure that have not yet occurred, are out of the Company’s control and/or cannot be reasonably predicted. Forward-looking non-GAAP financial measures provided without the most directly comparable U.S. GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.

Investors & Analysts

Jency John
Head of Investor Relations
IR@pagaya.com

Media & Press

Emily Passer
Head of PR & External Communications
Press@pagaya.com
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